Exhibit 1.3

SIERRA WIRELESS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Fiscal Year Ended December 31, 2021

DATED March 18, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the years ended December 31, 2021, 2020 and 2019 and up to and including March 18, 2022.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2021 (“the consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP” or "GAAP").  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.
We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.
Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.
Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.
In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.
Additional information about our company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our mission, vision and values; our strategy; our expectations regarding customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns) and the potential impact of COVID-19 in these areas; our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; the impact of the ransomware incident on our business operations; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things (“IoT”) solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and routers. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", "guidance", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. They represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
•expected constraints on component supply and manufacturing capacity;
•constraints impacting our ability to receive supply from our suppliers and deliver product to our customers;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our operations not being adversely disrupted by further ransomware or cyber security attacks;
•our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
•our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;
•expected deployment of next generation networks by wireless network operators;

•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:
•negative impact from COVID-19 could be prolonged and natural catastrophes could impact our capacity to continue critical operations;
•our ability to comply with covenants under our credit facilities;
•competition from new or established competitors or from those with greater resources;
•our reliance on third party suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•cyber-attacks or other breaches of our and our vendors' information technology security;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuations;
•our business transformation initiatives, including investments and partnerships, may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards, and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•our ability to retain, hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives;
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks related to infringement on intellectual property rights of others and our ability to obtain necessary rights to use software or components supplied by third parties;
•our ability to enforce our intellectual property rights;
•unanticipated costs associated with litigation or settlements;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our 2021 Annual Information Form under "Risk Factors" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW
Business Overview
Sierra Wireless is a leading IoT solutions provider. By combining edge devices, connectivity services and our cloud platform into simple, integrated IoT solutions, we enable organizations to unlock value in the connected economy.
Customers start with Sierra because we offer a broad portfolio of edge-to-cloud solutions, comprised of embedded and networking devices seamlessly integrated with network connectivity services and our cloud platform. Original Equipment Manufacturers (“OEMs”), industrial companies, public safety agencies and enterprises worldwide rely on our expertise to deliver these fully integrated solutions to reduce complexity, turn data into intelligence, and get connected products and services quickly to market.
Our products and solutions enable businesses to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or application programming interfaces ("API") to enable application development that help manage processes associated with connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless works to develop the right industry-specific solution for our customers next IoT endeavor.
We have been the first to market with many technology solutions in the wireless IoT space, including the world’s fastest, lowest power, and smallest cellular modules; intelligence at the edge with integrated embedded processing and an open source application framework; cloud-managed fourth generation (“4G”) Long-Term Evolution (“LTE”) routers; embedded smart subscriber identification modules (“SIMs”) with flexible connectivity options, and the world’s first multi-network fifth generation ("5G") vehicle router. We hold over 220 patents in wireless technologies.
Our business, comprised of our recurring connectivity services, cloud platform, routers, and embedded cellular modules, has a history of innovation. With R&D centers in North America, Europe, and Asia and our continued focus on technology leadership, we remain dedicated to developing innovative IoT solutions that connect thousands of businesses to critical data, and millions of people to information.
We continue to seek opportunities to partner, acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our leading position in the IoT market.
COVID-19 Impact
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health of our employees, partners, and customers. Maintaining the continuity of our business operations while ensuring the health and safety of our teams has been critical. We have also worked to develop and promote products and solutions that we believe will best serve communities as they deal with the challenges of COVID-19, including the transformation of medical care with connectivity.
As COVID-19 continues to impact economies around the world, it creates significant uncertainty regarding the nearer term outlook for the markets where we provide our products and services. Our products serve companies across a broad range of industries, with some of our customers seeing demand delays while others are seeing significant improvements in their businesses. We have been partnering with our customers to address many of these changes and to manage their planned shipments and production allocations, including adjusting order lead-times for our industrial customers and distributors.
We see global supply chain tightness from key suppliers and manufacturing challenges that are constraining our ability to deliver and meet demand. We do not expect the global supply chain tightness to alleviate in the near term. During the third quarter of 2021 we experienced manufacturing capacity constraints in Vietnam as a result of COVID-19, which improved in the fourth quarter of 2021. While our manufacturing capacity has improved to date and we expect to build and ship more modules and routers including from our new Mexico manufacturing site, the ongoing potential impact of Covid-19 and tight supply chain makes for an uncertain operating environment. See "Risk Factors - Our business, financial condition, and results of operations have been and will continue to be adversely affected by the ongoing COVID-19 pandemic, and natural catastrophes could impact our capacity to continue critical operations.” in our 2021 Annual Information Form.
We have taken actions with respect to how we operate our business to ensure we comply with government restrictions and guidelines as well as best practices to protect the health and well-being of our employees. Internally, since mid-March of 2020 and subject to certain exceptions relating to employees that require specialized equipment for the development and testing of products, our employees have been working from home. We have been able to operate our business effectively and (other than as discussed above) without major interruptions, and have also taken measures to reduce our operating expenditures.
The COVID-19 pandemic continues to rapidly evolve, and we continue to monitor the effects of COVID-19 on our business in all regions that we serve. The extent to which COVID-19 may impact our business depends on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease (including new variants of concern), the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of vaccination campaigns and other actions to contain and treat the disease in North America, Europe, and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects on our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. See "Risk Factors - Our business, financial condition, and results of operations have been and will continue to be adversely affected by the ongoing COVID-19 pandemic, and natural catastrophes could impact our capacity to continue critical operations.” in our 2021 Annual Information Form.
Ransomware Incident
On March 20, 2021, Sierra Wireless was the subject of a ransomware incident affecting our internal IT systems and corporate website. As a result of the incident, we temporarily halted production at our manufacturing sites. We immediately engaged a leading team of external legal counsel and forensic investigators to support us with our investigation, and identify, isolate and address the incident.
We have since enhanced our security and monitoring tools with an added layer of protection that is intended to detect and identify malicious activity and assist us in cleaning any potentially compromised systems. While initially suspended, our factory production resumed less than a week after the incident was discovered. Our internal teams continued to work with our external advisors to review, evaluate, and implement additional security measures to further protect our systems. Ensuring the safety and security of our systems remains one of our top priorities. The investigation into the impact of the ransomware incident has been completed. However, there can be no assurance that further impacts to our internal controls or operations will not be identified. See also “Risks Factors - Cyber-attacks or other breaches of information technology security could have an adverse impact on our business” in our 2021 Annual Information Form.

Contributing to our Global Community
Throughout the COVID-19 pandemic, a number of our products and solutions have been used to both improve patient and worker safety, and provide and maintain much needed connectivity throughout the world. Some of these products and solutions are mentioned below and include:
•Our AirLink® range of cellular routers which have allowed paramedics in Germany to provide real-time video and data streaming to and from patients, enabling remote patient diagnosis and treatment. They have also enabled the remote monitoring of other medical equipment such as blood analysis machines.
•Our Ready-to-Connect LTE Cat-1 module with Smart Connectivity has helped to enable automated sanitization for hotels, restaurants, and offices keeping consumers and workers safe.
•Wireless Fidelity (“Wi-Fi”) hotspots using our routers were set up in Los Angeles to help reduce the infection rates of COVID-19 among the homeless population.
•Our AirLink® routers have also been helping to keep cancer patients safe during the pandemic by enabling remote tumor treatment for patients, minimizing patient interactions with medical staff which could expose the cancer patients and increase their risk of infection.
•Our AirLink® LX40 routers and Smart Connectivity service has been used to help improve pandemic management enabling rapid COVID-19 tests in the United Kingdom through a new genetic testing service. This new testing service gives a result in just over an hour and is able to be remotely monitored.
•Our products have also helped to improve patient safety in Korea by enabling a monitoring system for ventilators which allows multiple ventilators to be monitored at the same time, remotely.
•Our modules are helping to keep people safe by connecting robotic scrubbers in San Diego, California as a cleaning solution for airports, malls and retail spaces. This is helping to ensure that workers are not put at risk of infection while having to clean these spaces.
•Our AirLink® RV55 routers have enabled underserved communities in the City of Tucson access to online education, employment, and family services. More than 20,000 families in Tucson, Arizona, United States of America lacked broadband access for school and work, with the pandemic compounding the issue exponentially.
•With schools and students having limited internet access during the pandemic, our AirLink® MP70 routers have enabled students to continue learning throughout the pandemic with remote internet access hotspots, and have equipped homes throughout the United States of America to better enable distance learning.
•With most schools also having to give lessons online to students at home during the pandemic, we were able to help keep schools online with reliable connectivity in New South Wales, Australia so that they remained operational during network outages. Our AirLink® RV55X router ensured the schools had 4G failover and minimal downtime in case an outage should occur.
This is just a snapshot of some of the ways that Sierra Wireless’ products and solutions have been contributing to communities around the world, particularly throughout the pandemic.
Change in Reportable Segments
For 2020 and 2019, we operated our business under two reportable segments (i) IoT Solutions and (ii) Embedded Broadband. During the first quarter of 2021, we revised our reportable segments to better reflect the way the Company manages its business and reorganized our reportable segments to align our various businesses for future growth and to streamline operations. We now classify our operations into the following two reportable segments: (i) IoT Solutions (New) and (ii) Enterprise Solutions. We have retroactively restated prior period information to align with this new segmentation.

IoT Solutions (New)
Our new IoT Solutions segment includes our cellular wireless IoT module solutions, embedded broadband solutions, and IoT connectivity services.
Our world-class and market leading portfolio of cellular wireless IoT modules provide OEMs with 5G, 4G LTE, third generation/second generation (“3G/2G”), Low Power Wide Area (“LPWA”), Wi-Fi, Bluetooth and Global Navigation Satellite System (“GNSS”) connectivity with simple, scalable, and secure solutions that accelerate product development and deployment. This portfolio of secure IoT modules features built-in edge-to-cloud connectivity and both cloud and industrial APIs. These and other advanced features enable OEMs to simplify product development, integration, and deployment, helping them quickly prototype and deliver new connected products to market. All Sierra Wireless modules feature built-in security, minimizing risk for customers, and reducing the time and resources they need to invest in meeting certification requirements.
Our embedded broadband solutions are comprised of our industrial-grade modules that provide unprecedented speed, bandwidth, and network performance for connecting to the world’s 5G and 4G networks. These high-speed modules are typically used in non-industrial applications, namely mobile computing, and enterprise networking.
We also offer IoT connectivity services that help customers simplify their IoT journey, whether their machines or other connected assets are regionally located or globally dispersed. Our Enhanced Carrier Connectivity service optimizes and simplifies North American deployments, with multi-carrier options for IoT deployments in the U.S., Canada, and Mexico and a single point of accountability for connectivity management. Our Smart Connectivity service accelerates global IoT deployments, while making it easy for customers to maintain a secure connection to assets anywhere in the world. Both services leverage Sierra Wireless’ 24/7/365 Global Network Operation Center based in Atlanta, Georgia and our partnerships with more than 650 networks in more than 190 countries.
In the second quarter of 2021, we announced our new HL78 Series Long-Term Evolution for Machines ("HL78 Series") and Narrowband Internet of Things modules. The HL78 Series includes the HL7845 module for smart energy solutions, and the HL7810 and HL7812 for battery powered and low power deployments that require deep area coverage such as smart city applications, asset tracking, commercial buildings, manufacturing, healthcare, and agriculture. These modules offer best-in-class power consumption and the highest level of security, while minimizing the risk of industrial IoT deployment.

With our first-to-market fifth generation new radio (“5G NR”), Sub-6 Gigahertz, millimeter wave 5G IoT modules, we enable many new applications that require secure connectivity worldwide, and in the second quarter of 2021 we announced our next generation of 5G modules, the EM92 Series. These new 5G modules feature 3rd Generation Partnership Project (“3GPP”) Release 16 standard capabilities, and provide secure connectivity worldwide at the highest possible speeds and with low latency for mobile computing, routers, industrial automation, commercial video surveillance, healthcare, public safety, and new IoT applications.
Sierra Wireless has a successful track record of pioneering wireless innovations and we are committed to delivering new 5G solutions to support network rollouts. Our expertise, portfolio of integrated end-to-end solutions, and strong partnerships help customers move past the complexities of IoT to drive new revenue streams, new services, and new business models. We have a strong customer base, and we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform. Our 5G EM Series modules have been designed to connect to 5G networks around the world, and our EM91 Series modules have already been certified to operate by 5G mobile network operators in North America, Europe, and Asia.

Enterprise Solutions
Our Enterprise Solutions include our range of Sierra Wireless AirLink® routers, IoT applications and advanced network management, managed network services, and mobility applications. These secure 4G, LTE, and 5G NR networking solutions support mission critical applications in key industries such as retail, financial services, field service, smart grid/ smart metering, oil and gas, transportation, and public safety. We have a broad range of cellular routers complemented by our cloud-based services and software for secure management.
In the second quarter of 2021, we launched our most advanced 5G router portfolio, the XR Series. The first two routers in the XR Series, the XR90 and the XR80, enable customers to leverage the higher data speeds and lower latency of 5G, required for real-time video streaming and voice communications in mission-critical environments and high performance business-critical 5G applications. The XR Series delivers the full performance of 5G across any network (5G, Wi-Fi 6, Ethernet) whether used for mobile applications or primary, temporary, or backup fixed wireless connectivity. In November of 2021 we announced that the 5G XR Series routers had been certified for use on T-Mobile’s nationwide 5G network in the United States.
Our router solutions address a broad range of market applications within the mobility, industrial, and enterprise market segments. Our products are known for their technical capability and high reliability in mission-critical applications. These routers leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including Wi-Fi, Bluetooth, GNSS, and FirstNet.
We offer asset, fleet, and cargo tracking; offender and remote monitoring; and alarm communications. These solutions and services also benefit from our IoT cloud platform services, which customers can use to help connect devices to mobile networks, manage their devices and build new IoT applications. These applications are market-ready and include all the components of an IoT solution, including edge-to-cloud devices, connectivity, and software applications, with a quick time to market and easy deployment in the field.
In the second quarter of 2021, we launched Acculink Cargo, a new managed IoT solution for asset tracking which offers advanced capabilities to track the location and condition of high-value and sensitive assets anywhere in the world. Acculink Cargo has also been integrated with Microsoft Azure IoT Central, providing a managed solution bundling both the hardware and platform bringing simplicity, extra functionality, and capabilities for customers.

Our managed network services provide customers with reliable and secure wireless broadband connectivity when and where they need it, by combining our industry-leading hardware portfolio with multi-network connectivity access. With the solution expertly installed by certified installers and managed 24/7/365 by our team of wireless professionals, we provide customers with everything they need for connectivity, with a single monthly price and guaranteed service levels. In October of 2021, we announced the availability of our 5G managed network service in the United States, offering customers the superior speed and low latency of 5G cellular wireless connectivity for their business-critical applications.
We also provide a cloud platform that includes advanced reporting and analytics. Our AirLink® cellular routers are integrated tightly with our AirLink® management service. These and other industry-leading capabilities have enabled us to achieve a leading position in the global cellular wireless IoT router market.

Key Performance Metric
In the first quarter of 2021, we introduced a key performance metric to measure our performance and growth in our recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. Monthly Recurring Revenue ("MRR"1), is defined as the monthly recurring revenue generated from connectivity, software, and services, as well as usage fees from current customers.
(1) MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.
Our Mission, Vision and Values
Our Mission is to be the leading IoT solutions provider for companies, combining devices, cloud platforms, and managed IoT connectivity services to accelerate digital transformation. Our vision is to enable the connected world with intelligent wireless solutions that allow businesses to reimagine their future in the connected world.
Our core values are:
•Innovation: We develop intelligent IoT solutions based on superior technology that provides value to our customers.
•Execution: Together as a team, we focus on serving our customers and striving for quality and excellence in everything we do.
•Trust: We are the trusted partner for customers, responsive and collaborative in helping them grow their businesses.

Our Strategy
The global IoT market is growing significantly and new IoT applications are helping people and organizations to lower operating costs and generate new revenue streams by providing new or evolved value-added services for their customers. An integral factor in the growth of IoT applications is cellular connectivity, which enables the transmission of data from connected devices (things) at the edge, through advanced mobile networks to cloud services such as advanced analytics and enterprise applications. Cellular connectivity supports applications such as connected industrial assets, smart buildings and cities, and the smart electrical grid. There is also a growing need for remote connectivity that supports a mobile workforce such as first responders, as well as individuals working from home during the COVID-19 pandemic. We are also seeing an increased demand for reliable mobile connectivity in public transportation networks such as buses and trains, and shared community places. Adoption of IoT solutions is driven by a number of factors, including lower wireless connectivity costs, higher wireless connection speeds, new wireless technologies designed specifically for IoT, lower computational and data storage costs, new tools to simplify application development and higher levels of focus on data analytics, artificial intelligence and machine learning.
We believe these factors will continue to create attractive growth opportunities for the Company going forward. We are widely recognized as an innovative leader in the IoT sector as well as a leading provider of router solutions for industrial, enterprise and mobile applications.
We seek to leverage our strong position in cellular embedded modules and routers to grow and enhance our IoT connectivity and services business and accordingly, our corporate strategy is to drive growth and value creation by:
•Solidifying our leadership position in IoT devices;
•Accelerating our IoT connectivity and cloud businesses by growing recurring revenue globally; and
•Leveraging our leading position in IoT devices to build and scale our Device-to-Cloud solutions business.
In 2021, we continued to deliver on our corporate strategy through the following:
•Growing adoption of our first embedded cellular modules for the LPWA market;
•Scaling our Smart SIM technology to enable the delivery of highly differentiated connectivity services;
•Growing adoption of our Octave all-in-one, edge-to-cloud data orchestration solution for connecting IoT industrial assets;
•Growing adoption of our Ready-To-Connect technology that equips our wireless cellular modules with out-of-the-box connectivity, and adding new service capabilities with our integrated solution in Europe;
•Securing new recurring revenue wins with Industrial and Enterprise customers primarily in Europe and North America;
•Enhancing our end-to-end broadband solutions for permanent, temporary and back-up connectivity including announcing the availability of our 5G managed network service;
•Increasing our total number of IoT connected devices, supported by our cloud management platform;
•Expanding our services and solutions for global private cellular networking deployments and their ongoing operations;
•Maturing our relationships with ecosystem partners, including a preferred partnership with Microsoft Azure to collaborate on IoT solutions such as AcculinkTM - a managed solution for high value asset tracking, a new collaboration with STMicroelectronics to simplify and accelerate connected IoT solutions deployment, and a new partnership with Orange and LACROIX in the IoT Continuum, to scale and accelerate the digital transformation of industrial markets in Europe; and
•Continuing to invest in cellular embedded 5G technology with leading edge embedded modules and routers, including the new XR Series cellular routers.

Annual Overview
Key highlights for the year ended December 31, 2021:
Corporate:
•On January 7, 2021, we announced the appointment of James Armstrong as Senior Vice President and General Manager, Enterprise Solutions to lead Sierra's Enterprise business.
•On January 21, 2021, we announced the planned retirement of Kent Thexton from his position as President & CEO.
•On March 23, 2021, we announced that we discovered we were subject of a ransomware incident on our internal IT systems on March 20, 2021. See "Ransomware Incident" above for details.
•On March 26, 2021, we announced that we had resumed production and started to recover our internal systems following the ransomware incident on our internal IT systems and corporate website. See "Ransomware Incident" above for details.
•On July 12, 2021, we announced that our Board of Directors had appointed Philip Brace as our new President and CEO, effective July 26, 2021. Our former President and CEO, Kent Thexton, stayed on at Sierra Wireless until August 13, 2021 to complete the transition.
•On November 8, 2021, we announced a series of organizational changes to further streamline and improve the overall business performance of the company. Pravin Desale was appointed as our SVP Engineering. Roy McLean, whose previous role was SVP Customer Experience and Quality, was appointed SVP Operations. Jim Ryan, whose previous role was SVP Partnerships, Marketing, and GM for IoT Solutions, was appointed SVP Product, Partnerships, and Marketing. Steve Harmon, whose previous role was SVP Americas Sales, was appointed SVP Global Sales. Philippe Guillemette (CTO), Marc Overton (CSO and SVP EMEA and APAC Sales), James Armstrong (SVP and GM Enterprise Solutions), and Stefan Hockley (VP Global Human Resources) left the organization.
•On December 1, 2021, we announced the appointment of Russell Jones as the new Chair of the Board effective January 1, 2022. Mr. Jones has served on the Board of Sierra Wireless since 2018 and replaced Robin Abrams, who will continue to serve as a director on the company's Board until her retirement from the Board at our upcoming annual meeting of shareholders in the Spring of 2022.
•On January 20, 2022, we announced that we entered into a credit agreement for a new debt financing facility with the Canadian Imperial Bank of Commerce and the Business Development Bank of Canada. The new debt facility is for Cdn $60 million and has a term of four years. See "Credit Facilities" below for details.
IoT Solutions:
•On January 13, 2021, we announced that LUCI, a hardware and software platform that uses stereo vision, infrared, ultrasonic, and radar to enable power wheelchairs to ‘see’ their environment, was recently named one of Time Magazine’s best inventions of 2020, as well as one of the greatest innovations of 2020 in the Popular Science Best of What’s New 2020 list. LUCI uses the Company’s LPWA solution, including HL7800 modules and Enhanced Carrier Connectivity services, to make power wheelchairs smarter and safer, helping wheelchair users avoid collisions, drop-offs, and falls, and giving them more freedom and independence.
•On May 18, 2021, we announced our next generation of 5G mobile broadband embedded modules, the EM92 Series. These new 5G modules feature 3GPP Release 16 standard capabilities and provide secure connectivity worldwide at the highest possible speeds and with low latency for mobile computing, routers, gateways, industrial automation, commercial video surveillance, healthcare, public safety, and new IoT applications.

•On June 10, 2021, we announced that Aquamonitrix is using our Octave™, the all-in one edge-to-cloud solution for connecting industrial assets to the cloud, to enable its ground-breaking water quality analyzer to provide accurate, real-time information on nitrate and nitrite levels in fresh and effluent water.
•June 17, 2021, we announced that our EM9190 5G New Radio ("NR") embedded module was certified in January, and the MG90 5G multi-network 5G vehicle router was certified in February, to operate on T-Mobile's 5G network.
•On June 17, 2021, we announced that our EM9190 and EM9191 5G Sub-6/LTE NR embedded modules have completed interoperability testing with NTT DOCOMO on their 5G network in Japan.
•On June 22, 2021, we announced the launch of our new HL78 Series modules – the HL7810 and HL7812, for battery powered and low power deployments that require deep area coverage such as smart energy solutions, smart city applications, asset tracking, commercial buildings, manufacturing, healthcare, and agriculture.
•On June 29, 2021, we announced that our EM9190 5G mmWave/Sub-6/LTE NR and EM9191 5G Sub-6/LTE NR embedded modules are the first to be fully certified to operate on Deutsche Telekom’s 5G public network and campus (private) networks in Europe. This certification will enable customers in Europe to leverage the higher data speeds, lower latency, and capacity of 5G with one of the world's leading integrated telecommunications companies.
•On July 8, 2021, we announced that our EM9190 5G NR embedded module has been integrated into Mobile Viewpoint's new Agile Ultra 5G mobile encoder. Mobile Viewpoint is among the first companies to bring to market a 5G mobile encoder able to remotely transmit live 4K Ultra-High-Definition ("UHD") video from sporting, news, and other outside events.
•On September 21, 2021, we announced that our EM9191 5G New Radio module has been integrated into mobile video encoders from AVIWEST, a leading provider of live and recorded video contribution systems.
•On October 14, 2021, we announced with STMicroelectronics an agreement that will enable the STM32 microcontroller ("MCU") user community to leverage flexible cellular IoT connectivity and edge-to-cloud solutions from us.
•On March 10, 2022, we announced the launch of a new global private access point name ("APN") solution with simplified staging that provides seamless flexibility and security for customers, accelerating application deployment.
•On March 17, 2022, we announced an expanded agreement with T-Mobile bolstering the Company's global LPWA connectivity offering via its Smart Connectivity service.
Enterprise Solutions:
•January 27, 2021, we announced that Virocom has selected our AirLink end-to-end networking solution to enable smart locker applications. Virocom is using Sierra Wireless’ ready-to-connect AirLink LX60 routers and Smart Connectivity Services integrated with its Ascension Cloud portal, to provide connected intelligent cabinets and returns kiosks with 100 percent uptime. Smart lockers are a key tool enabling retailers to provide contactless, 24/7 service options for customers during the COVID-19 pandemic.
•On April 15, 2021, we announced the launch of Acculink Cargo, a new managed IoT solution that companies can quickly deploy to track the location and condition of high-value and sensitive assets.
•On April 20, 2021, we announced the availability of our Ready-to-Connect function for our AirLink routers within the European markets, making it easy for customers to streamline business operations and manage and activate connectivity worldwide.
•On May 11, 2021, we announced the launch of what we believe to be the next evolution in market leading routers with our new XR Series of multi-network 5G routers. The first two routers of the XR Series, the XR90 and the XR80, enable customers to leverage the higher data speeds and lower latency of 5G, required for real-time video streaming and voice communications in mission-critical environment and high performance business-critical 5G applications.

•On July 13, 2021, we announced that our managed IoT solution, Acculink™, has been successfully integrated with Microsoft Azure IoT Central. Acculink™ helps companies to track the location and condition of high-value and sensitive assets.
•On October 20, 2021, we announced the availability of our 5G managed network service in the United States, offering customers the superior speed and ultra-low latency of 5G cellular wireless connectivity for their business-critical applications.
•On November 16, 2021, we announced that our XR90 and XR80 multi-network 5G routers are certified to operate on T-Mobile's 5G network.
•On January 25, 2022, we announced that our RV50X router has been certified by the Federal Communications Commission ("FCC") in the United States for use on Anterix’s 900 MHz private wireless broadband spectrum.

CONSOLIDATED ANNUAL RESULTS OF OPERATIONS
The following table sets forth our consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019.

(In thousands of U.S. dollars, except where otherwise stated)	2021	2020	2019
Revenue
IoT Solutions	323,075	306,917	368,409
Enterprise Solutions	150,134	141,671	178,867
	473,209	448,588	547,276
Cost of sales
IoT Solutions	239,310	219,771	256,409
Enterprise Solutions	77,100	70,066	93,381
	316,410	289,837	349,790
Gross margin	156,799	158,751	197,486
Gross margin %	33.1%	35.4%	36.1%
Expenses
Sales and marketing	75,971	86,481	87,185
Research and development	68,425	82,029	78,761
Administration	50,104	48,513	47,127
Restructuring	12,255	8,740	26,262
Acquisition-related and integration	239	440	974
Impairment	12,285	—	877
Amortization	17,066	20,584	20,554
	236,345	246,787	261,740
Loss from operations	(79,546)	(88,036)	(64,254)
Foreign exchange (loss) gain	(7,480)	8,003	(1,224)
Other expense	(1,700)	(2,027)	(307)
Loss before income taxes	(88,726)	(82,060)	(65,785)
Income tax expense (recovery)	6	(11,909)	8,878
Net loss from continuing operations	(88,732)	(70,151)	(74,663)
Net (loss) earnings from discontinued operations	(285)	20,810	4,125
Net loss	(89,017)	(49,341)	(70,538)
Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(2.39)	$(1.93)	$(2.06)
Discontinued operations	(0.01)	0.57	0.11
	$(2.40)	$(1.36)	$(1.95)
Weighted average number of shares of shares (in thousands) - basic and diluted	37,119	36,393	36,166
Product revenue	332,810	332,544	449,063
Connectivity, software, and services(1)	140,399	116,044	98,213
Non-GAAP Financial Measures(2):
Adjusted EBITDA	(7,757)	(34,930)	9,833
Adjusted loss from continuing operations	(30,345)	(50,967)	(6,047)
Basic and diluted adjusted loss per share from continuing operations (in dollars)	$(0.82)	$(1.40)	$(0.17)
(1) Previously called 'Recurring and other services'
(2) Refer to the section titled “Non-GAAP Financial Measures” for reconciliations to the applicable U.S. GAAP financial measures.

DISCUSSION OF CONSOLIDATED ANNUAL RESULTS OF OPERATIONS
Results of operations described below exclude operating results of our Automotive Business as they are classified as discontinued operations.
Fiscal Year 2021 Compared to Fiscal Year 2020
Revenue
Revenue increased by $24.6 million, or 5.5%, to $473.2 million in 2021 compared to 2020. This increase was primarily attributable to the growth of IoT connectivity services.

(In thousands of U.S. dollars, except where otherwise stated)	2021		2020
	$	% of Revenue	$	% of Revenue
Product	332,810	70.3%	332,544	74.1%
Connectivity, software, and services	140,399	29.7%	116,044	25.9%
	473,209	100.0%	448,588	100.0%
Product revenue of $332.8 million in 2021 was negatively impacted by the manufacturing capacity constraints in Vietnam in the third quarter of 2021, as previously discussed. Connectivity, software, and services revenue increased by $24.4 million, or 21.0%, to $140.4 million in 2021 compared to 2020. The increase was primarily due to the growth in IoT connectivity services.
We operate our business under two reportable segments (i) IoT Solutions and (ii) Enterprise Solutions:
IoT Solutions Revenue (New)
In 2021 compared to 2020, IoT Solutions segment revenue increased by $16.2 million, or 5.3%, to $323.1 million. The increase was primarily due to the growth in IoT connectivity services. In addition, IoT Solutions segment revenue was negatively impacted by the manufacturing capacity constraints in Vietnam in the third quarter of 2021 as previously discussed.
Enterprise Solutions Revenue
Enterprise Solutions revenue increased by $8.5 million, or 6.0%, to $150.1 million. The increase was primarily due to improved sales of enterprise router products and related services, and IoT applications. In addition, Enterprise Solutions segment revenue was negatively impacted by the manufacturing capacity constraints in Vietnam in the third quarter of 2021 as previously discussed.
Revenue by Geographical Region
Our geographic revenue mix for the years ended December 31, 2021 and 2020 was as follows:

(In thousands of U.S. dollars, except where otherwise stated)	2021		2020
	$	% of Revenue	$	% of Revenue
Americas	210,410	44.4%	199,472	44.5%
Europe, Middle East and Africa	77,509	16.4%	76,500	17.1%
Asia-Pacific	185,290	39.2%	172,616	38.4%
	473,209	100.0%	448,588	100.0%

Revenue to the Americas increased by $10.9 million, or 5.5%, to $210.4 million in 2021 compared to 2020, primarily due to the growth of IoT connectivity services in this region. Revenue to Europe, Middle East and Africa remained similar with $77.5 million in 2021, compared to $76.5 million in 2020. Revenue to Asia-Pacific increased by $12.7 million, or 7.3%, to $185.3 million in 2021 compared to 2020. The increase was primarily due to growth in connectivity services in Australia.
We sell certain products through resellers, OEMs, and wireless service providers who sell these products to end-users. In 2021 and 2020, we did not have any customers that accounted for more than 10% of total revenue.
Gross margin
Gross margin was 33.1% of revenue in 2021 compared to 35.4% in 2020. In 2021, gross margins of both segments were impacted by increased component costs. In addition, gross margins were negatively impacted by the manufacturing capacity constraints in Vietnam in the third quarter of 2021 as previously discussed, including higher fixed costs spread over lower production volumes, and certain non-recurring COVID-19 costs in Vietnam. Gross margin percentage was 25.9% in our IoT Solutions segment in 2021 compared to 28.4% in 2020. Enterprise Solutions gross margin was 48.6% in 2021 compared to 50.5% in 2020. Gross margin included government assistance of $0.8 million in 2021 compared to $0.2 million in 2020.
Sales and marketing
Sales and marketing expense decreased by $10.5 million, or 12.2%, to $76.0 million in 2021 compared to 2020. The decrease was primarily driven by various restructuring initiatives we commenced in the third quarter of 2020 to reduce operating expenses in conjunction with the sale of our Automotive Business in the fourth quarter of 2020, increased government assistance, and lower stock based compensation costs. Sales and marketing expense included stock-based compensation and related social taxes of $4.7 million in 2021 compared to $5.3 million in 2020. Sales and marketing expense included government assistance of $4.2 million in 2021 compared to $1.6 million in 2020.

Research and development

Research and development ("R&D") expense decreased by $13.6 million, or 16.6%, to $68.4 million in 2021 compared to 2020. The decrease was primarily driven by various restructuring initiatives as described below, partially offset by lower government assistance. R&D expense included stock-based compensation and related social taxes of $4.0 million in 2021 compared to $4.0 million in 2020. In addition, R&D expense included government assistance of $2.9 million in 2021 compared to $4.2 million in 2020.
Administration
Administration expense increased by $1.6 million, or 3.3%, to $50.1 million in 2021 compared to 2020. The increase was primarily due to separation costs related to our CEO's retirement and search, including higher stock-based compensation in connection with accelerated vesting of equity awards, partially offset by the favorable impact of restructuring initiatives as described below. Administration expense included stock-based compensation and related social taxes of $10.2 million in 2021 compared to $8.4 million in 2020. Administration expense included government assistance of $0.8 million in 2021 compared to $1.3 million in 2020.
Restructuring
Restructuring expense of $12.3 million in 2021 was related primarily to our new initiative announced in the fourth quarter of 2021 discussed above, resulting in changes to the executive leadership team and our global organizational structure to further streamline and improve the overall business performance, and to our initiative announced in the third quarter of 2020 discussed below.

Restructuring expense of $8.7 million in 2020 was related primarily to an initiative we announced in the third quarter of 2020 to reduce operating expenses in conjunction with the sale of our Automotive Business in the fourth quarter of 2020.

Impairment

Impairment expense of $12.3 million in 2021 included an impairment expense of $11.5 million resulting from the expected sunset of 2G/3G networks in Sweden which will impact the connectivity offering of our Maingate group. Our Maingate group is part of our IoT Solutions reportable segment. As the carrying value of the Swedish connectivity asset group was higher than the estimated fair value, which was based on discounted future cash flows, an impairment expense was recognized. We also recorded an operating lease right-of-use asset and related asset impairment of $0.8 million in 2021 related to an office lease that we ceased to use.
No impairment charges were recorded in 2020.

Amortization
Amortization expense decreased by $3.5 million, or 17.1%, to $17.1 million in 2021 compared to 2020. The decrease was primarily due to fully depreciated acquisition related assets. Amortization expense in 2021 included $11.0 million of acquisition-related amortization compared to $14.4 million in 2020.
Foreign exchange gain (loss)
Foreign exchange loss was $7.5 million in 2021 compared to foreign exchange gain of $8.0 million in 2020. The foreign exchange loss in 2021 was due primarily to the decrease in the value of the Euro compared to the U.S. dollar. The foreign exchange gain in 2020 was primarily driven by the strengthening of the value of the Euro and the Australian dollar compared to the U.S. dollar.
Income tax expense (recovery)
Income tax expense of $6 in 2021 included a tax recovery of $2.4 million from the impairment of intangible assets as described previously.

Income tax recovery of $11.9 million in 2020 was mainly due to a notional income tax recovery (corresponding notional income tax expense recorded under discontinued operations) as a result of the sale of our Automotive Business and a tax recovery of $3.0 million under the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

Net loss from continuing operations
Net loss from continuing operations was $88.7 million in 2021 compared to $70.2 million in 2020. The increase in net loss was primarily attributable to higher restructuring, impairment expense, foreign exchange loss, and tax expense, partially offset by lower sales and marketing, and research and development as described above.
Net earnings (loss) from discontinued operations
Net loss from discontinued operations was $0.3 million in 2021. Net earnings from discontinued operations of $20.8 million in 2020 was significant as a result of the gain on sale of our Automotive Business in November 2020.

Fiscal Year 2020 Compared to Fiscal Year 2019
Revenue
Revenue decreased by $98.7 million, or 18.0%, to $448.6 million in 2020 compared to 2019. This decrease was attributable to reduced revenue from each of our IoT Solutions and Enterprise Solutions segments.

(In thousands of U.S. dollars, except where otherwise stated)	2020		2019
	$	% of Revenue	$	% of Revenue
Product	332,544	74.1%	449,063	82.1%
Connectivity, software, and services(1)	116,044	25.9%	98,213	17.9%
	448,588	100.0%	547,276	100.0%

(1) Previously called 'Recurring and other services'
Product revenue decreased by $116.5 million, or 25.9%, to $332.5 million in 2020 compared to 2019. The decrease was primarily due to the impact of COVID-19 and additional factors impacting product sales in IoT solutions and Enterprise Solutions, as discussed below. Recurring and other services revenue increased by $17.8 million, or 18.2%, to $116.0 million in 2020 compared to 2019 driven by growth in connected devices, in particular growth in the offender monitoring segment, and the addition of M2M Group revenue, acquired in January 2020.
For 2020 and 2019, we have retroactively restated prior period information to align with our new segmentation (see previous "Business Overview").
IoT Solutions (New) Revenue
In 2020 compared to 2019, IoT Solutions segment revenue decreased by $61.5 million, or 16.7%, to $306.9 million. The decrease was primarily due to lower hardware sales of mobile computing due to previously communicated design losses of two higher-margin mobile computing customers, impact of COVID-19, competitive pressure in hardware-only segments, and a transition to lower device ASPs with increasing sales of LPWA technologies, partially offset by stronger recurring and other services revenue.

Enterprise Solutions Revenue
Enterprise Solutions revenue decreased by $37.2 million, or 20.8%, to $141.7 million, reflecting lower volume in enterprise router product sales as a result of entering the first quarter of 2020 with higher than normal inventory in the distribution channel and the impact of COVID-19.
Our geographic revenue mix for the years ended December 31, 2020 and 2019 was as follows:

(In thousands of U.S. dollars, except where otherwise stated)	2020		2019
	$	% of Revenue	$	% of Revenue
Americas	199,472	44.5%	235,896	43.1%
Europe, Middle East and Africa	76,500	17.1%	85,243	15.6%
Asia-Pacific	172,616	38.5%	226,137	41.3%
	448,588	100.0%	547,276	100.0%
We sell certain products through resellers, OEMs, and wireless service providers who sell these products to end-users. In 2020, we did not have any customers that accounted for more than 10% of total revenue. In 2019, we had one customer that accounted for 10.2% of total revenue.

Gross margin
Gross margin was 35.4% of revenue in 2020 compared to 36.1% in 2019. In 2020, gross margin was impacted by a less favorable shift in product and customer mix. IoT Solutions gross margin was 28.4% compared to 30.4% in 2019. The decrease in gross margin percentage was due to lower sales of higher-margin percentage mobile computing as previously discussed. The fourth quarter of 2020 is the last period impacted by these design losses. Enterprise Solutions gross margin was 50.5% compared to 47.8% in 2019 as a result of more favourable product mix.
Sales and marketing
Sales and marketing expense decreased by $0.7 million, or 0.8%, to $86.5 million in 2020 compared to 2019, primarily driven by lower travel-related expenses and tradeshows due to COVID-19 restrictions and lower sales commissions, partially offset the addition of expenses from M2M Group. Sales and marketing expense included stock-based compensation and related social taxes of $5.3 million in 2020 compared to $3.8 million in 2019. Sales and marketing expense included government assistance of $1.6 million in 2020 compared to nil in 2019.

Research and development
R&D expense increased by $3.3 million, or 4.1%, to $82.0 million in 2020 compared to 2019.  This increase was mainly driven by higher investment in R&D resources in 5G projects, development and certification costs, partially offset by contributions from COVID-19 related government subsidies. R&D expense included stock-based compensation and related social taxes of $4.0 million in 2020 compared to $2.9 million in 2019. In addition, R&D expense included government assistance of $4.2 million in 2020 compared to $0.3 million in 2019.

Administration
Administration expense increased by $1.4 million, or 2.9%, to $48.5 million in 2020 compared to 2019, primarily due to higher consulting and professional fees mostly related to a now settled lawsuit and costs relating to the divestiture of the Automotive Business. Administration expense included stock-based compensation and related social taxes of $8.4 million in 2020 compared to $6.0 million in 2019. Administration expense included government assistance of $1.3 million in 2020 compared to nil in 2019.
Restructuring
Restructuring expense of $8.7 million in 2020 related to our new initiative we announced in the third quarter of 2020 to reduce operating expenses in conjunction with the expected sale of our Automotive Business in the fourth quarter of 2020.

Restructuring expense of $26.3 million in 2019 related to restructuring activities to accelerate our transformation to a Device-to-Cloud IoT solutions company which started in late 2018 and throughout 2019.
Acquisition-related and integration
Acquisition-related and integration costs decreased by $0.5 million, or 54.8%, to $0.4 million in 2020 compared to 2019 as we have substantially completed integration activities of Numerex, partially offset by acquisition-related costs of the M2M Group and M2M New Zealand.

Impairment

We recorded a right-of-use asset impairment of $0.9 million in 2019 related to an office lease in France as we cease to use and then sublease part of the building. No impairment charges were recorded in 2020.

Amortization
Amortization expense of $20.6 million in 2020 is consistent year-over-year. Amortization expense in 2020 included $14.4 million of acquisition-related amortization compared to $14.3 million in 2019.
Foreign exchange gain (loss)
Foreign exchange gain was $8.0 million in 2020 compared to foreign exchange loss of $1.2 million in 2019. The foreign exchange gain in 2020 was primarily driven by the strengthening of the value of the Euro and the Australian dollar compared to the U.S. dollar.
Income tax expense (recovery)
Income tax recovery was $11.9 million in 2020 compared to income tax expense of $8.9 million in 2019. In 2020, income tax recovery was mainly due to a notional income tax recovery (corresponding notional income tax expense recorded under discontinued operations) as a result of the sale of our Automotive Business and a tax recovery of $3.0 million under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. In 2019, income tax expense was mainly due to a decrease in the realizability of tax assets.

Net loss from continuing operations
Net loss from continuing operations was $70.2 million in 2020 compared to $74.7 million in 2019. The decrease was primarily attributable to lower restructuring expense, tax recovery, and more favorable foreign exchange movement, partially offset by lower gross margin and higher R&D expense.
Net earnings from discontinued operations
Net earnings from discontinued operations was $20.8 million in 2020 compared to $4.1 million in 2019. The increase was mainly due to gain on sale of the Automotive Business (net of taxes), higher revenue and gross margin, partially offset by higher operating expenses.

SUMMARY OF QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS
The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2021. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period. You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	149,912	82,450	132,785	108,062	120,478	113,371	111,718	103,021
Cost of sales	101,220	58,301	86,554	70,335	77,112	73,919	70,710	68,096
Gross margin	48,692	24,149	46,231	37,727	43,366	39,452	41,008	34,925
Gross margin %	32.5%	29.3%	34.8%	34.9%	36.0%	34.8%	36.7%	33.9%
Expenses
Sales and marketing	16,153	18,574	21,423	19,821	21,663	20,072	21,192	23,554
Research and development	17,773	16,238	16,930	17,484	20,878	17,699	22,065	21,387
Administration	12,570	10,410	11,025	16,099	13,402	11,199	12,122	11,790
Restructuring	7,592	369	1,720	2,574	4,800	3,089	245	606
Acquisition-related and integration	(16)	(26)	72	209	115	140	185	—
Impairment	741	11,544	—	—	—	—	—	—
Amortization	3,759	4,294	4,389	4,624	4,829	5,040	5,324	5,391
	58,572	61,403	55,559	60,811	65,687	57,239	61,133	62,728
Loss from operations	(9,880)	(37,254)	(9,328)	(23,084)	(22,321)	(17,787)	(20,125)	(27,803)
Foreign exchange (loss) gain	(1,763)	(2,601)	1,143	(4,259)	3,734	3,659	3,544	(2,934)
Other income (expense)	652	(463)	(1,246)	(643)	(564)	(988)	(283)	(192)
Loss before income tax	(10,991)	(40,318)	(9,431)	(27,986)	(19,151)	(15,116)	(16,864)	(30,929)
Income tax expense (recovery)	761	(1,912)	605	552	(7,984)	(633)	427	(3,719)
Net loss from continuing operations	(11,752)	(38,406)	(10,036)	(28,538)	(11,167)	(14,483)	(17,291)	(27,210)
Net earnings (loss) from discontinued operations	493	459	85	(1,322)	12,123	2,456	1,684	4,547
Net (loss) earnings	(11,259)	(37,947)	(9,951)	(29,860)	956	(12,027)	(15,607)	(22,663)
Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.31)	$(1.03)	$(0.27)	$(0.78)	$(0.31)	$(0.40)	$(0.48)	$(0.75)
Discontinued operations	0.01	0.01	—	(0.04)	0.33	0.07	0.05	0.13
	$(0.30)	$(1.02)	$(0.27)	$(0.81)	$0.03	$(0.33)	$(0.43)	$(0.62)
Weighted average number of shares (in thousands) - basic and diluted	37,541	37,196	36,992	36,736	36,534	36,417	36,341	36,277
Product revenue	113,619	47,207	97,595	74,389	87,856	83,560	84,820	76,308
Connectivity, software, and services(1)	36,293	35,243	35,190	33,673	32,622	29,811	26,898	26,713
Non-GAAP Financial Measures(2):
Adjusted EBITDA	7,264	(14,958)	4,334	(4,397)	(2,894)	(7,094)	(8,734)	(16,208)
Adjusted earnings (loss) from continuing operations	1,074	(20,678)	(1,116)	(9,625)	(7,006)	(11,724)	(13,023)	(19,214)
Basic and diluted adjusted earnings (loss) per share from continuing operations (in dollars)	$0.03	$(0.56)	$(0.03)	$(0.26)	$(0.19)	$(0.32)	$(0.36)	$(0.53)

(1) Previously called 'Recurring and other services'
(2) Refer to the section titled “Non-GAAP Financial Measures” for reconciliations to the applicable U.S. GAAP financial measures.

DISCUSSION OF QUARTERLY RESULTS OF OPERATIONS
Fourth Quarter of 2021 Compared to Fourth Quarter of 2020
•Revenue increased by $29.4 million, or 24.4% to $149.9 million in the fourth quarter of 2021 compared to the fourth quarter of 2020, primarily driven by higher revenues from each of our IoT Solutions and Enterprise Solutions segments. The fourth quarter of 2021 was positively impacted by the realization of previous investments in inventory to fulfill strong demand in a supply constrained environment and the strong backlog at the beginning of the quarter, which was increased by the manufacturing capacity constraints in Vietnam as a result of COVID-19 during the third quarter of 2021, as well as improved manufacturing flexibility with multi-factory production.
•IoT Solutions segment revenue increased by $23.0 million, or 28.2%, in the fourth quarter of 2021, compared to the same period of 2020 due to higher hardware sales in IoT devices and growth in IoT connectivity services. In the fourth quarter of 2021, compared to the same period of 2020, Enterprise Solutions segment revenue increased by $6.5 million, or 16.6%, mostly due to stronger sales from enterprise router products. Hardware sales in both segments were positively impacted by the realization of previous investment in inventory to fulfil strong demand in a supply constrained environment.
•Gross margin was 32.5% in the fourth quarter of 2021 compared to 36.0% in the same period of 2020. The decrease was mainly driven by higher component costs as a result of the continued supply chain constraints as well as product mix. IoT Solutions gross margin was 25.4% in the fourth quarter of 2021 compared to 28.6% in the same period of 2020. Enterprise Solutions gross margin was 48.7% in the fourth quarter of 2021 compared to 51.5% in the same period of 2020.
•Operating expenses were $58.6 million in the fourth quarter of 2021 compared to $65.7 million in the same period of 2020, resulting from improved expense control measures. In the fourth quarter of 2021, we recorded COVID-19 related government assistance of $5.6 million compared to $1.0 million in the same period of 2020, which reduced operating expenses.
•Net loss from continuing operations was $11.8 million in the fourth quarter of 2021 compared to $11.2 million in the same period of 2020 due to higher restructuring costs, tax expense and foreign exchange loss, partially offset by lower sales and marketing expenses, lower research and development costs, and higher revenue.
•Net earnings from discontinued operations was $0.5 million in the fourth quarter of 2021 compared to $12.1 million in the same period of 2020. We completed the sale of our Automotive Business in November 2020.
•Cash and cash equivalents and restricted cash at the end of the fourth quarter of 2021 were $76.9 million, an increase of $1.4 million compared to $75.5 million at the end of the third quarter of 2021. The increase in cash was mainly due to cash inflow from operating activities and proceeds from stock option exercises, partially offset by purchase of treasury shares for restricted share unit ("RSU") distribution and capital expenditures.
Comparison of Quarterly Results of 2021 and 2020
Our quarterly results may fluctuate from quarter-to-quarter, driven by variation in sales volume, product mix, and the combination of variable and fixed operating expenses, as well as from the impact of acquisitions completed in the quarter.  The impact of significant items incurred during the first three interim periods of the year ended December 31, 2021 are discussed in more detail and disclosed in our quarterly reports and management’s discussion and analysis.  Certain of the factors that affected our quarterly results are listed below.
•In the fourth quarter of 2021, net loss was $11.3 million compared to net loss of $37.9 million in the third quarter of 2021, primarily driven by higher revenue and gross margin, lower operating expenses due to contributions from COVD-19 government subsidies and lower impairment expense, partially offset by higher restructuring expense and income tax expense.
•In the third quarter of 2021, net loss was $37.9 million compared to net loss of $10.0 million in the second quarter of 2021, mainly due to lower revenue and gross margin as a result of manufacturing capacity constraints in Vietnam, and impairment expense on intangible assets, partially offset by lower sales and marketing costs.
•In the second quarter of 2021, net loss was $10.0 million compared to $29.9 million in the first quarter of 2021, primarily attributable to higher revenue and gross margin, foreign exchange gain, lower administration costs, the ransomware incident in the first quarter of 2021, partially offset by higher sales and marketing costs.
•In the first quarter of 2021, net loss was $29.9 million compared to net earnings of $1.0 million in the fourth quarter of 2020, mainly due to lower revenue, which was impacted by the ransomware incident, and gross margin, higher administrative expense, a loss from discontinued operations following the sale of the Automotive Business, foreign exchange loss, income tax expense, partially offset by lower research and development costs and lower restructuring costs.
•In the fourth quarter of 2020, net earnings was $1.0 million compared to net loss of $12.0 million in the third quarter of 2020, primarily driven by gain on sale of the Automotive Business, higher revenue and gross margin, higher income tax recovery, partially offset by higher operating expenses and restructuring costs.
•In the third quarter of 2020, net loss was $12.0 million compared to net loss of $15.6 million in the second quarter of 2020, primarily driven by lower operating expenses due to contributions from COVD-19 government subsidies, partially offset by higher restructuring costs.
•In the second quarter of 2020, net loss was $15.6 million compared to $22.7 million in the first quarter of 2020, primarily attributable to higher revenue and gross margin, foreign exchange gain, lower sales and marketing costs, partially offset by higher income tax expense.
•In the first quarter of 2020, net loss was $22.7 million compared to net loss of $10.9 million in the fourth quarter of 2019, mainly due to a lower revenue and gross margin, higher sales and marketing costs, higher foreign exchange loss, partially offset by higher income tax recovery and lower restructuring costs.
LIQUIDITY AND CAPITAL RESOURCES
Selected Consolidated Financial Information:
The following table and discussion includes cash flows from continuing and discontinued operations.

(in thousands of U.S. dollars)	2021	2020	2019
Cash flows provided by (used in):
Operating activities	$(76,534)	$(7,767)	$6,862
Investing activities	(20,212)	100,603	(16,372)
Financing activities	3,366	(2,773)	(1,662)

Free Cash Flow (1)	$(96,518)	$(29,742)	$(13,411)

(1) See section titled "Non-GAAP Financial Measures" for a reconciliation to the applicable U.S. GAAP financial measure.
Operating Activities
Cash used in operating activities increased by $68.8 million to $76.5 million in 2021 compared to 2020. Cash used in operating activities before changes in non-cash working capital decreased by $11.4 million to $22.7 million in 2021 compared to 2020, primarily due to the impact of manufacturing constraints in Vietnam in the third quarter of 2021 and inventory build up. Changes in non-cash working capital between 2021 and 2020 had a negative impact of $80.2 million. Working capital requirements were higher primarily due to investments in inventory to fulfill strong demand in a supply-constrained environment.

Investing Activities
Cash used in investing activities increased by $120.8 million to $20.2 million in 2021 compared to 2020. In 2020, we received $144.2 million proceeds, net of cash, from the sale of our Automotive Business, which was partially offset by the acquisitions of the M2M Group of $18.4 million and M2M New Zealand of $3.5 million (both net of cash acquired). Capital expenditures of $20.0 million in 2021 were primarily for research and development equipment, production and computer equipment, software licenses, and network equipment.
Financing Activities
Net cash provided by financing activities increased by $6.1 million to $3.4 million in 2021 compared to 2020, mainly due to proceeds received from long-term debt and from stock option exercises, partially offset by higher purchase of treasury shares for RSU distribution.
Free Cash Flow
Free cash flow is defined and calculated under "Non-GAAP Financial Measures" section below.
Free cash flow for 2021 was a deficit of $96.5 million, compared to a deficit of $29.7 million in 2020. The increase in deficit was primarily due to the increases in cash used in operating activities as described previously.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including restructuring expenditures, inventory and other working capital items, capital expenditures, debt repayments, and other obligations. In addition, cash will be used for share purchases to settle certain RSUs distribution and may also be used to finance acquisitions of businesses in line with our strategy. As at December 31, 2021, our Revolving Facility (as defined below) with the Canadian Imperial Bank of Commerce (“CIBC”) had a credit limit of $30 million as discussed below. Borrowings greater than $10 million under the Revolving Facility would require a waiver due to a financial covenant related to trailing profitability. On September 29, 2021, we added a $12.5 million Canadian term loan. On January 19, 2022, we entered into a subordinate credit facility with CIBC and Business Development Bank of Canada ("BDC") for a non-revolving term facility in the principal amount of up to Cdn $60 million. This facility was fully drawn on January 21, 2022. The new facility will provide additional liquidity to the Company’s balance sheet. See "Credit Facilities" below for details.
We continue to believe our cash and cash equivalents balance of $76.8 million as at December 31, 2021, combined with undrawn availability under our Revolving Facility and receivable purchase facility, will be sufficient to fund our restructuring expenditures, expected working capital, capital expenditures, debt repayments, purchases of shares for future RSU settlement, and other obligations. Total market RSUs outstanding as at December 31, 2021 was 1,053,177, vesting 70% in 2022, 12% in 2023 and 18% in 2024. Between December 31, 2021 and March 16, 2022, 463,932 shares were cancelled as certain performance measures were not met or were forfeited due to employee departures.
However, we cannot be certain that our actual cash requirements will not be greater than we currently expect. In addition, our ability to achieve our business and cash generation plans is based on a number of assumptions which involve significant judgment and estimates of future performance, borrowing capacity and credit availability which cannot at all times be assured. See "Cautionary Note Regarding Forward-Looking Statements".

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2021.

Payments due by period (in thousands of U.S. dollars)	Total	2022	2023	2024	2025	2026	Thereafter
Operating lease obligations	$19,311	$2,201	$3,482	$2,055	$1,645	$1,614	$8,314
Purchase obligations - Contract Manufacturers(1)	179,573	179,573	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	9,639	4,656	3,915	1,068	—	—	—
Purchase obligation - Cloud Computing Service (3)	1,487	1,487	—	—	—	—	—
Principal payments under the Loan	9,888	494	989	989	989	6,427	—
Other long-term liabilities	376	376	—	—	—	—	—
Total	$220,274	$188,787	$8,386	$4,112	$2,634	$8,041	$8,314

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between January 2022 and December 2022. In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between January 2022 and August 2024.
(3) Purchase obligation represents obligation with a supplier to purchase a minimum amount of cloud computing services between January 2022 and May 2022.
Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations, and borrowings under our credit facilities.

	2021				2020
(in thousands of U.S. dollars)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$76,784	$72,346	$113,747	$110,052	$160,560	$68,943	$60,111	$70,334
Unused committed revolving credit facility (1)	30,000	30,000	30,000	30,000	50,000	25,000	35,000	5,000
Total	$106,784	$102,346	$143,747	$140,052	$210,560	$93,943	$95,111	$75,334

(1) As at December 31, 2021, borrowings greater than $10 million under the Revolving Facility would require a waiver due to certain financial covenants. On January 19, 2022 a waiver of certain financial covenants was obtained on the Revolving Facility to access up to $30 million of the Revolving Facility subject to a borrowing base, effective through December 31, 2022.
As at December 31, 2021, we have committed capital expenditures of $3.1 million (Dec 31, 2020 - $5.6 million). Our capital expenditures during the first quarter of 2022 are expected to be primarily for R&D equipment, production equipment, and networking equipment.
Credit Facilities
We have a committed senior secured revolving credit facility (the “Revolving Facility”) with the Canadian Imperial Bank of Commerce (“CIBC”) as sole lender and as Administrative Agent. On February 17, 2021, we entered into an amending agreement to the Revolving Facility with CIBC, which reduced the total borrowing capacity under the Revolving Facility to $30 million from $50 million. The Revolving Facility matures on April 30, 2023 and may be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. Borrowings under the Revolving Facility may bear interest at US Base Rate or London Interbank Offered Rate ("LIBOR") plus applicable margin. Effective January 1, 2022, all references to LIBOR are replaced with the Secured Overnight Financing Rate ("SOFR"). The Revolving Facility contains customary affirmative, negative and financial covenants, including restrictions on dividend payments while the Revolving Facility is drawn. As at December 31, 2021, we had availability of up to $10 million under our Revolving Facility without the waiver of certain financial covenants, which we received a waiver for on January 19, 2022. This waiver is valid through December 31, 2022. Availability under the amended Revolving Facility is subject to a borrowing base effective January 19, 2022. As at December 31, 2021, there were nil outstanding borrowings under the Revolving Facility (2020 — nil). In 2021, we recorded interest expense of nil (2020 — $0.6 million).
On September 29, 2021, we added a $12.5 million Canadian dollar term loan facility (the “Loan”) with CIBC. The Loan is backed by the Government of Canada under the Business Credit Availability Program (“BCAP”); specifically, 80% of the principal of the Loan is guaranteed by the BDC. The Loan bears interest at CIBC’s Prime Lending rate plus 2.50% per annum. Repayment is interest only for the first 12 months, followed by regular quarterly payments of principal based on a ten-year amortization schedule plus interest. The outstanding amount owing plus accrued interest and fees are repayable on the maturity date, September 29, 2026. Under the terms, the proceeds from the Loan are to be used to exclusively fund the operational cash flow needs of the Company, including normal scheduled principal and interest payments on the CIBC credit facilities. The Loan also includes restrictions on dividend payments while the Loan is drawn. As at December 31, 2021, we had $9.9 million (Cdn$ 12.5 million) outstanding on the Loan of which $0.5 million is in the current portion. In 2021, we recorded interest expense of $0.1 million.
On January 19, 2022, the Company entered into a credit agreement for a new subordinate credit facility (the "Subordinate Facility") with CIBC and BDC (the "Subordinate Lenders"), pursuant to which the Subordinate Lenders agreed to make available to the Company a non-revolving term facility in the principal amount of up to Cdn $60 million. This facility was fully drawn on January 21, 2022 and has a four year term, maturing on January 19, 2026. The facility bears an interest rate of 5.00% per annum for the first year which increases annually thereafter. In the second year the rate is the greater of, (i) the interest rate applicable to the operating loans under the Revolving Facility plus 1.00%; and (ii) 6.00% per annum. In the third year the rate is the greater of (i) the interest rate applicable to the operating loans under the Revolving Facility plus 2.00%; and (ii) 7.00% per annum. In the fourth year the rate is equal to the greater of (i) the interest rate applicable to the operating loans under the Revolving Facility plus 3.00%; and (ii) 8.00% per annum. The facility is also subject to an upfront fee of 1.25% and an annual fee on outstanding borrowings in the amount of 1.00% on the first anniversary, 1.25% on the second anniversary and 1.50% on the third anniversary. The facility also contains a mandatory prepayment clause stating that for the quarter ending December 31, 2022 and quarters thereafter, 50% of ending cash for the quarter in excess of the cash threshold of $75 million must be repaid against the outstanding principal, up to an annual cap of $25 million. Excluding this cash sweep, pre-payments on this facility may be made without penalty beginning July 19, 2023. The Subordinate Facility contains customary affirmative, negative and financial covenants, including restrictions on dividend payments while the Subordinate Facility is drawn, and is secured under a general security agreement over our significant entities. On January 19, 2022, the Company received a waiver of certain financial covenants, which will remain in place through December 31, 2022.
Letters of Credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of December 31, 2021, letters of credit issued against the revolving standby letter of credit facility were for a total value of $1.25 million (2020 — $1.35 million).
Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as purchaser, to improve our liquidity. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Receivables are sold at 100% face value less discount with a 10% limited recourse to us arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of Canadian Dollar Offered Rate ("CDOR") for purchased

Receivables in Canadian dollars and SOFR for purchased Receivables in U.S. dollars, plus an applicable margin. After the sale, we do not retain any interests in the Receivables, but continue to service and collect, in an administrative capacity, the outstanding Receivables on behalf of CIBC.
We account for the sold Receivables as a sale in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $88.9 million Receivables in 2021 (2020 — $163.4 million). As at December 31, 2021, $12.0 million remained outstanding to be collected from customers and remitted to CIBC (2020 — $19.4 million). Discount fees of $0.1 million for 2021 are included in Other expense in the consolidated statements of operations (2020 — $0.4 million). As at December 31, 2021, we collected nil from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates (2020 — $0.8 million) which we recorded in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.
NON-GAAP FINANCIAL MEASURES
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures include adjusted net earnings (loss) from continuing operations, adjusted basic and diluted net earnings (loss) per share from continuing operations, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), and free cash flow.
Adjusted EBITDA is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and income tax expense (recovery). Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will be available to fund future working capital needs and fund future capital expenditures.
Adjusted net earnings (loss) from continuing operations excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and certain tax adjustments.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.
We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to U.S. GAAP results for years ended December 31:

(in thousands of U.S. dollars, except where otherwise stated)	2021	2020	2019

Net loss from continuing operations - GAAP	$(88,732)	$(70,151)	$(74,663)
Stock-based compensation and related social taxes	19,387	18,002	12,815
Phantom RSU expense	1,099	1,167	210
Restructuring	12,255	8,740	26,262
Acquisition-related and integration	239	440	974
COVID-19 government relief	(8,790)	(7,252)	—
CEO retirement/search	2,141	—	—
Impairment	12,285	—	877
Ransomware incident	980	—	—
COVID-19 factory constraint incremental costs	1,157	—	—
Other non-recurring costs	2,163	868	2,903
Amortization	28,718	30,633	30,233
Interest and other expense, net	720	2,027	307
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	8,615	(7,495)	1,037
Income tax expense (recovery)	6	(11,909)	8,878
Adjusted EBITDA	$(7,757)	$(34,930)	$9,833

Net loss from continuing operations - GAAP	$(88,732)	$(70,151)	$(74,663)
Stock-based compensation and related social taxes	19,387	18,002	12,815
Phantom RSU expense	1,099	1,167	210
Restructuring	12,255	8,740	26,262
Acquisition-related and integration	239	440	974
COVID-19 government relief	(8,790)	(7,252)	—
CEO retirement/search	2,141	—	—
Impairment	12,285	—	877
Ransomware incident	980	—	—
COVID-19 factory constraint incremental costs	1,157	—	—
Other non-recurring costs	2,163	868	2,903
Acquisition-related amortization	11,055	14,636	14,514
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	8,615	(7,495)	1,037
Income tax (recovery) expense adjustment	(4,199)	(9,922)	9,024
Adjusted loss from continuing operations	$(30,345)	$(50,967)	$(6,047)

Weighted average number of shares (in thousands) - basic and diluted	37,119	36,393	36,166

Basic and diluted adjusted net loss per share from continuing operations (in dollars)	$(0.82)	$(1.40)	$(0.17)

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net loss from continuing operations - GAAP	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)
Stock-based compensation and related social taxes	5,832	1,820	3,807	7,928	6,461	5,085	3,256	3,200
Phantom RSU expense (recovery)	393	(69)	569	206	691	261	141	74
Restructuring	7,592	369	1,720	2,574	4,800	3,089	245	606
Acquisition-related and integration	(16)	(26)	72	209	115	140	185	—
COVID-19 government relief	(5,557)	(168)	(1,016)	(2,049)	(954)	(6,298)	—	—
CEO retirement/search	44	42	400	1,655	—	—	—	—
Impairment	741	11,544	—	—	—	—	—	—
Ransomware incident	(959)	271	1,135	533	—	—	—	—
COVID-19 factory constraint incremental costs	22	1,135	—	—	—	—	—	—
Other non-recurring costs	994	349	521	299	330	299	152	87
Amortization	6,935	7,208	7,267	7,308	7,054	8,030	7,823	7,726
Interest and other expense, net	307	192	111	110	564	988	283	192
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	1,927	2,693	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836
Income tax expense (recovery)	761	(1,912)	605	552	(7,984)	(633)	427	(3,719)
Adjusted EBITDA	$7,264	$(14,958)	$4,334	$(4,397)	$(2,894)	$(7,094)	$(8,734)	$(16,208)

Net loss from continuing operations - GAAP	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)
Stock-based compensation and related social taxes	5,832	1,820	3,807	7,928	6,461	5,085	3,256	3,200
Phantom RSU expense (recovery)	393	(69)	569	206	691	261	141	74
Restructuring	7,592	369	1,720	2,574	4,800	3,089	245	606
Acquisition-related and integration	(16)	(26)	72	209	115	140	185	—
COVID-19 government relief	(5,557)	(168)	(1,016)	(2,049)	(954)	(6,298)	—	—
CEO retirement/search	44	42	400	1,655	—	—	—	—
Impairment	741	11,544	—	—	—	—	—	—
Ransomware incident	(959)	271	1,135	533	—	—	—	—
COVID-19 factory constraint incremental costs	22	1,135	—	—	—	—	—	—
Other non-recurring costs	994	349	521	299	330	299	152	87
Acquisition-related amortization	2,254	2,776	2,890	3,135	3,306	3,555	3,886	3,889
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	1,927	2,693	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836
Income tax (recovery) expense adjustment	(441)	(3,008)	(357)	(393)	(7,784)	200	358	(2,696)
Adjusted earnings (loss) from continuing operations	$1,074	$(20,678)	$(1,116)	$(9,625)	$(7,006)	$(11,724)	$(13,023)	$(19,214)

Weighted average number of shares (in thousands) - basic and diluted	37,541	37,196	36,992	36,736	36,534	36,417	36,341	36,277

Basic and diluted adjusted net earnings (loss) per share from continuing operations (in dollars)	$0.03	$(0.56)	$(0.03)	$(0.26)	$(0.19)	$(0.32)	$(0.36)	$(0.53)

The following table provides a reconciliation of the non-GAAP free cash flow measure to similar U.S. GAAP terms:

(In thousands of U.S. dollars)	2021	2020	2019

Cash flows from operating activities	$(76,534)	$(7,767)	$6,862
Capital expenditures and increase in intangible assets	(19,984)	(21,975)	(20,273)
Free Cash Flow	$(96,518)	$(29,742)	$(13,411)

OFF-BALANCE SHEET ARRANGEMENTS
We have the RPA in place that allows us to sell, with limited recourse, qualifying Receivables. Details are outlined in the "Liquidity and Capital Resources - Accounts Receivable Purchase Agreement" section above.
TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the years ended December 31, 2021 and 2020.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  Note 2, Summary of significant accounting policies, in the December 31, 2021 consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements.  While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment.
On an ongoing basis, we evaluate our critical estimates and judgments, including those related to business combinations, revenue recognition, valuation of goodwill and intangible assets, income taxes, royalty costs, contingencies, stock-based compensation, and discontinued operations.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ materially from our estimates.
The following critical accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.
Business combinations
We account for our business combinations using the acquisition method.  Under this method, estimates we make to determine the fair values of acquired assets and liabilities assumed include judgments in our determinations of acquired intangible assets and assessment of the fair value of existing property and equipment.  Assumed liabilities can include litigation and other contingency reserves existing at the time of the acquisition.  Goodwill is recognized as of the acquisition date as the excess of the fair value of consideration transferred over the estimated fair values of net identifiable assets acquired and liabilities assumed at their acquisition date.  Acquisition related expenses are separately recognized from business combination and are expensed as incurred.
When establishing fair values, we make significant estimates and assumptions, especially with respect to intangible assets.  Intangible assets acquired and recorded by us may include patents, intellectual property, customer relationships, brand, backlog and in-process research and development.  Estimates include but are not limited to the forecasting of future cash flows and discount rates.  From time to time, we may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed.  Our estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  As a result, actual results may differ from estimates impacting our earnings.
Revenue recognition
Product revenue includes sales from embedded cellular modules, short range and GNSS wireless modules, intelligent routers, asset tracking and vertical market smart devices, antennas and accessories, and Smart SIMs. Recurring and other services revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.
We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Recurring and other services revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.
Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.
Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized is not expected to occur when the uncertainty associated with the variable consideration is subsequently resolved.
The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.
Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.
Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.
Revenue from solution design and consulting services are recognized as services are being provided.
Contract acquisition and fulfillment costs
We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.
The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in Prepaids and other current assets and Other assets respectively in our consolidated balance sheets.
Significant judgment
We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.
Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price. Sales credits are included in Accounts payable and accrued liabilities in our consolidated balance sheets.
Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.
Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.
Contract Balances
Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.
Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services. Contract assets are included in Accounts receivable in our consolidated balance sheet.
Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, cloud application services, and activation fees.
Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.
Goodwill and intangible assets
We performed an annual Goodwill impairment test on October 1, 2021. In addition, goodwill and intangible assets are assessed for impairment whenever circumstances indicate that the carrying value of the goodwill and intangible assets might be impaired. Circumstances may include an adverse change in business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. On at least a quarterly basis, we assess whether such circumstances exist. An evaluation of recoverability of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments that are required on our part to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, consideration of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.
During the third quarter of 2021, due to the expected sunset of the 2G/3G networks in Sweden which will impact our Swedish connectivity offering under our Maingate group, we performed a recoverability test and recorded an impairment expense of $11.5 million. As at December 31, 2021, our intangible asset balance was $54.7 million.
At December 31, 2021, our goodwill balance was $167.4 million.  We determined that there was no impairment as the fair values of each of our reporting units exceeded their respective carrying values as at October 1, 2021.  Our analysis took into consideration an income valuation approach using the expected discounted cash flows for each reporting unit. The principal factors used in the discounted cash flow analysis were the projected results of operations, the discount rate based on our estimated weighted average cost of capital, and terminal value assumptions for each reporting unit.  The discounted cash flow model used was based on our business plan. For years subsequent to those contained in our business plan, we analyzed third party forecasts and other macro-economic indicators that impact our reporting units to provide a reasonable estimate of revenue growth in future periods.  Our gross margins and operating expense estimates reflect anticipated changes in our business mix as we transform to incorporate more recurring services in our business mix.  We also developed assumptions for the amount of working capital and capital expenditures needed to support each reporting unit.
In addition to the discounted cash flow valuation approach noted above, we reconciled the implied enterprise value from the discounted cash flow analysis to our market capitalization, which was approximately $576.4 million at October 1, 2021. We then prepared an alternative valuation analysis based on transaction and trading revenue multiples. The analysis confirmed our conclusion that the fair value exceeded the carrying value.
In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the novel coronavirus specifically identified as COVID-19. It is not possible to reliably estimate the length or severity of these developments and the impact on the financial results of the Company in the future. There are significant uncertainties with respect to future development and impact to the Company related to COVID-19, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. As COVID-19 continues to significantly impact economies around the world, it creates significant uncertainty regarding the nearer term outlook for the markets where we provide our products and services. In future periods, the effects of the pandemic may have material impacts on our financial results and the recoverable amount of our reporting units. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling.
In future periods, the effects of the pandemic may have material impacts on our anticipated revenue levels and the recoverable amount of our reporting units.
Income taxes
We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income from operations, tax planning strategies and transactions in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).
We do not provide for taxes on foreign earnings as it is our intention to indefinitely reinvest undistributed earnings of our foreign subsidiaries.  It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.
The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by our future operating results and our tax interpretations.
Royalty costs
Under certain license agreements we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty costs as determinable in accordance with agreement terms.
Where agreements are not in place, we recognize our current best estimate of the royalty obligation in cost of goods sold, accrued liabilities and long-term liabilities. We base our estimate on the smallest saleable unit (“SSU”) principle (i.e., the principle that any royalty obligations should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology.
Contingencies
We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business, including IP matters.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether an amount of a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to the particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.
In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding related to IP matters, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to our activities is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made.  Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.
Stock-based compensation
We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense on a straight-line basis over the requisite service period of the award and account for forfeitures as they occur.
Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.
Discontinued operations
We report a disposal of a component or a group of components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect of the Company's operations and financial results when the components meet the criteria to be classified as held for sale. At the time an operation qualifies for held-for-sale accounting, the operation is evaluated to determine whether or not its carrying amount exceeds its fair value less cost to sell. Any loss as a result of carrying amounts in excess of fair value less cost to sell is recorded in the period the operation qualifies for held-for-sale accounting. Assets, once classified as held for sale, are not subject to depreciation or amortization, and both the assets and any liabilities directly associated with the assets held for sale are classified as current in the Company’s consolidated balance sheets. When a portion of a reporting unit that constitutes a business is disposed of, goodwill associated with that business is included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill is based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. Management judgment is required to (i) assess the criteria required to qualify for held-for-sale accounting and (ii) estimate fair value. Our Automotive Business is presented as discontinued operations for all periods. Our consolidated statements of cash flows include discontinued operations. Supplemental cash flow information relating to discontinued operations is disclosed separately in the note disclosure.
OUTSTANDING SHARE DATA
As of March 16, 2022, we had 38,326,193 common shares issued and outstanding, 480,305 stock options exercisable into common shares at a weighted average exercise price of $15.03 and 1,423,730 restricted treasury share units (216,607 of which include performance-based vesting at a multiple not to exceed 200%) outstanding that could result in the issuance of up to 1,640,337 common shares.
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments ("ASC 326"), replacing the incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The new guidance on the current expected credit loss ("CECL") impairment model requires an estimate of expected credit loss, measured over the contractual life of an asset, that considers reasonable and supportable forecasts of future economic conditions in addition to historical experience and current conditions. The objective is to present the entity’s estimate of the net amount expected to be collected on the financial assets. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, net investment in leases recognized by lessor and off-

balance sheet credit exposures not accounted for as insurance. In addition, ASC 326 made changes to the accounting for available for sale debt securities.
On January 1, 2020, we adopted ASC 326 using the modified retrospective method. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. We recorded a net decrease to retained earnings of $0.8 million as of January 1, 2020 for the cumulative effect of adopting ASC 326 as a result of measuring expected credit losses on trade accounts receivable.
In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes, including the methodology for calculating taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021 and applied the new standard in determining tax expense for the year ended December 31, 2021. The adoption of this standard did not have a material impact on our consolidated financial statements and notes thereto and prior periods were not impacted.
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In March 2020, the FASB issued an update to ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which addresses the effects of reference rate reform on financial reporting. This would apply to companies meeting certain criteria that have contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for the Company beginning January 1, 2022 and a successor rate has been established for our Revolving Facility with CIBC. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.
In October 2021, FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this ASU require an entity to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 and should be applied prospectively to business combinations occurring on or after the effective date of the amendment. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.
In November 2021, the FASB issued ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance (ASU 2021-10), which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. ASU 2021-10 is effective for fiscal years beginning after December 15, 2021. The Company is currently assessing the impact of ASU 2021-10 on its consolidated financial statements.
DISCLOSURE CONTROLS AND PROCEDURES
Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
We conducted an evaluation of the effectiveness of our disclosure controls and procedures, which was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2021.  Based on that evaluation, our Chief Executive Officer and our

Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.
We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2021, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.
Ernst & Young LLP ("EY"), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at and for the year ended December 31, 2021, has issued an attestation report on our internal control over financial reporting as of December 31, 2021.  Their attestation report is included with our consolidated financial statements.
As a result of the ransomware incident, we made changes to certain internal controls during the first and second quarter of 2021. Certain controls and procedures were temporarily modified in order to resume production during the period that our internal systems were impacted. Following the restoration of certain internal systems, we believe that our internal control environment is operating similar to the period prior to the ransomware incident. The investigation into the impact of the ransomware incident has been completed. However, there can be no assurance that further impacts to our internal controls or operations will not be identified.
Other than the modifications to the internal control environment described above, which we believe to be temporary, we did not make any significant changes in our internal control over financial reporting during the year ended December 31, 2021 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
During 2021, certain of our employees continue to work from home as the COVID-19 situation evolves in each jurisdiction. Management has concluded that these work from home arrangements have not materially affected the Company’s internal controls in 2021. Management will continue to assess the impact of COVID-19 on the Company’s internal controls over financial reporting.
FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities, long-term obligations, and long-term debt.
We have exposure to the following financial risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts and options contracts to reduce our exposure to future foreign exchange fluctuations. Foreign currency forward and options contracts are recorded in Accounts receivable or Account payable and accrued liabilities. As at December 31, 2021, we had foreign currency forward contracts totaling $25.5 million Canadian dollars with an average forward rate of 1.2740, maturing between January and December 2022.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.